UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 30, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q16 Results

4Q16 Results Horizonte 2 Project: 77% physically complete and 57% of financial execution. Sales volume 1,584 kt, pulp inventories at 47 days. 3Q16 4Q15 -7% -6% -3% Pulp Production 000 t 1,219 1,311 1,297 5,021 5,185 Adjusted EBITDA(1) R$ million 804 758 1,623 6% -50% 3,742 5,337 -30% Net Financial Result(2) -3% - - R$ million (197) (203) 97 1,616 (3,685) Dividends paid R$ million (2) (0) (1,998) - - (306) (2,148) -86% ROIC(5) -6 p.p. -14 p.p. -1 p.p. % 9.0% 15.6% 22.8% 9.0% 22.8% 14% 27% 27% Gross Debt (R$) R$ million 16,153 14,192 12,744 16,153 12,744 Net Debt (R$) R$ million 11,435 10,620 11,015 8% 4% 11,435 11,015 4% 0.73 x 0.99 x 0.48 x Net Debt/EBITDA LTM x 3.06 2.33 2.06 3.06 2.06 (1) Adjusted by non-recurring and non-cash items | (2) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others (3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment, expansion and logistics capex, and purchase of land (7) Calculation excludes pulp sales from agreement with Klabin 4Q16 Highlights Pulp production of 1,219 thousand t., 7% and 6% less respectively, than in 3Q16 and 4Q15. 2016 production totaled 5,021 thousand t. Pulp sales, including pulp from Klabin, stood at 1,584 thousand t., 10% and 21% up, respectively, on the 3Q16 and 4Q15. 2016 sales totaled 5,504 thousand t. Net revenue of R$2.53 billion (3Q16: R$2.30 billion | 4Q15: R$2.99 billion). 2016 net revenue came to R$9.62 billion (including revenue from the sale of pulp from Klabin). Average net price of R$1,604/t in the domestic market and R$1,389/t in the export market. Cash cost of R$727/t, 14% and 10% higher, respectively, than in the 3Q16 and 4Q15 (for more details, see page 7). Excluding the impact of the scheduled downtimes, the cash cost would have been 4% up on the 4Q15. Fourth-quarter adjusted EBITDA totaled R$804 million, 6% up on the 3Q16 and 50% down on the 4Q15. 2016 adjusted EBITDA came to R$3.74 billion (margin of 43%). EBITDA margin of 36% in the 4Q16, excluding pulp sales from the agreement with Klabin. EBITDA/ton, excluding Klabin’s volume, of R$574/t (US$174/t) in the quarter, 3% and 54% down, respectively, on the 3Q16 and 4Q15. Free cash flow in the quarter, before expansion capex, logistics and dividends totaled R$342 million, 15% and 60% lower, respectively, than in the 3Q16 and 4Q15. 2016 free cash flow came to R$1.89 billion, with a free cash flow yield of 10.7% in R$ and 10.0% in US$. Cash ROE and ROIC of 8.9% and 9.0%, respectively. For more details, see page 16. Loss of R$92 million in the 4Q16 (3Q16 net income of R$32 million and 4Q15 net income of R$910 million). 2016 net income stood at R$1.66 billion vs.R$357 milion in 2015. Gross debt in dollars of US$4.96 billion, 13% and 52% more, respectively, than in the 3Q16 and 4Q15. Cash position of R$4.72 billion or US$1.45 billion, which, added to the unused lines related to the financing of the H2 Project, is sufficient to cover this project’s remaining capex and debt amortizations until the end of 2018. Net Debt/EBITDA ratio of 3.30x in dollars (3Q16: 2.64x | 4Q15: 1.78x) and 3.06x in reais (3Q16: 2.33x | 4Q15: 2.06x). Total cost of debt in dollars, including the full swap of real-denominated debt at 3.6% p.a. (3Q16: 3.3% p.a. | 4Q15: 3.3% p.a.). Average debt maturity of 51 months (3Q16: 49 months | 4Q15: 51 months). Conclusion of funding tied to export credit notes issued by the Company through the public distribution of agribusiness receivables certificates (CRAs), totaling R$1.25 billion. Fibria was included in the 2017 portfolio of the BM&FBovespa’s Corporate Sustainability Index (ISE). Horizonte 2 Project, 77% physically complete and 57% of financial execution. Capex of US$1.0 billion to be disbursed. Restoration of investment grade by S&P, on November 6th. (BBB-/Negative). Subsequent Events Issue in the international bond market, on January 11th, due in ten years, for the principal amount of US$700 million, with interest of 5.5% p.a. Restoration of investment grade by Fitch, on January 12th. (BBB-/Stable). Fibria receives 2016 Gold Class Sustainability Award from RobecoSAM (NYSE’s Dow Jones World Sustainability Index) (1) Market cap in R$ converted by the Ptax The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2016 (4Q16), presented in this document, is based on the consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Market cap – December 29, 2016: R$17.7 billion | US$5.4 billion (1) FIBR3: R$31.89 FBR: US$9.78 Total shares (common shares): 553,934,646 common shares Investor Relations Guilherme Cavalcanti Camila Nogueira Roberto Costa Camila Prieto Raimundo Guimarães ir@fibria.com.br | +55 (11) 21328-4565 Conference Call: January 31, 2016 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 2188-0155 | Other participants: +1-646-843-6054 Webcast: www.fibria.com.br/ri Net Debt/EBITDA LTM (US$)(4)x3.302.641.780.67 x1.53 x3.30 1.78 0.86 x Net Debt (US$)US$ million3,5093,2722,8217%24% 3,5092,821 24% Cash(3)R$ million4,7173,5721,73032%173% 4,7171,730 173% Gross Debt (US$)US$ million4,9564,3723,264 13%52%4,9563,264 52% ROE(5)%8.9%16.1% 25.1% -7 p.p.-16 p.p. 8.9%25.1%-1 p.p. Net Income (Loss)R$ million(92)32910--1,664357365% Free Cash Flow(6) R$ million342402866 -15%-60%1,8912,865 -34% EBITDA margin pro-forma(7)%36%37%54%-1 p.p.-18 p.p.43%53%-10 p.p Pulp Sales000 t1,5841,4421,30810%21%5,5045,1188% Net RevenuesR$ million2,5342,3002,985 10%-15% 9,61510,081-5% Key FiguresUnit4Q163Q164Q154Q16 vs4Q16 vs201620152016 vs 2015

4Q16 Results

Horizonte 2 Project: 77% physically complete and 57% of financial execution.
Sales volume 1,584 kt, pulp inventories at 47 days.

Key Figures	Unit	4Q16	3Q16	4Q15	4Q16 vs 3Q16	4Q16 vs 4Q15	2016	2015	2016 vs 2015
Pulp Production	000 t	1,219	1,311	1,297	-7%	-6%	5,021	5,185	-3%
Pulp Sales	000 t	1,584	1,442	1,308	10%	21%	5,504	5,118	8%
Net Revenues	R$ million	2,534	2,300	2,985	10%	-15%	9,615	10,081	-5%
Adjusted EBITDA[1]	R$ million	804	758	1,623	6%	-50%	3,742	5,337	-30%
EBITDA margin pro-forma[7]	%	36%	37%	54%	-1 p.p.	-18 p.p.	43%	53%	- 10 p.p.
Net Financial Result[2]	R$ million	(197)	(203)	97	-3%	-	1,616	(3,685)	-
Net Income (Loss)	R$ million	(92)	32	910	-	-	1,664	357	365%
Free Cash Flow[6]	R$ million	342	402	866	-15%	-60%	1,891	2,865	-34%
Dividends paid	R$ million	(2)	(0)	(1,998)	-	-	(306)	(2,148)	-86%
ROE[5]	%	8.9%	16.1%	25.1%	-7 p.p.	-16 p.p.	8.9%	25.1%	-1 p.p.
ROIC[5]	%	9.0%	15.6%	22.8%	-6 p.p.	-14 p.p.	9.0%	22.8%	-1 p.p.
Gross Debt (US$)	US$ million	4,956	4,372	3,264	13%	52%	4,956	3,264	52%
Gross Debt (R$)	R$ million	16,153	14,192	12,744	14%	27%	16,153	12,744	27%
Cash[3]	R$ million	4,717	3,572	1,730	32%	173%	4,717	1,730	173%
Net Debt (R$)	R$ million	11,435	10,620	11,015	8%	4%	11,435	11,015	4%
Net Debt (US$)	US$ million	3,509	3,272	2,821	7%	24%	3,509	2,821	24%
Net Debt/EBITDA LTM	x	3.06	2.33	2.06	0.73 x	0.99 x	3.06	2.06	0.48 x
Net Debt/EBITDA LTM (US$)[4]	x	3.30	2.64	1.78	0.67 x	1.53 x	3.30	1.78	0.86 x

(1) Adjusted by non-recurring and non-cash items | (2) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others

(3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment, expansion and logistics capex, and purchase of land

(7) Calculation excludes pulp sales from agreement with Klabin

4Q16 Highlights

- Pulp production of 1,219 thousand t., 7% and 6% less respectively, than in 3Q16 and 4Q15. 2016 production totaled 5,021 thousand t.
- Pulp sales, including pulp from Klabin, stood at 1,584 thousand t., 10% and 21% up, respectively, on the 3Q16 and 4Q15. 2016 sales totaled 5,504 thousand t.
- Net revenue of R$2.53 billion (3Q16: R$2.30 billion | 4Q15: R$2.99 billion). 2016 net revenue came to R$9.62 billion (including revenue from the sale of pulp from Klabin). Average net price of R$1,604/t in the domestic market and R$1,389/t in the export market.
- Cash cost of R$727/t, 14% and 10% higher, respectively, than in the 3Q16 and 4Q15 (for more details, see page 7). Excluding the impact of the scheduled downtimes, the cash cost would have been 4% up on the 4Q15.
- Fourth-quarter adjusted EBITDA totaled R$804 million, 6% up on the 3Q16 and 50% down on the 4Q15. 2016 adjusted EBITDA came to R$3.74 billion (margin of 43%). EBITDA margin of 36% in the 4Q16, excluding pulp sales from the agreement with Klabin.
- EBITDA/ton, excluding Klabin's volume, of R$574/t (US$174/t) in the quarter, 3% and 54% down, respectively, on the 3Q16 and 4Q15.
- Free cash flow in the quarter, before expansion capex, logistics and dividends totaled R$342 million, 15% and 60% lower, respectively, than in the 3Q16 and 4Q15. 2016 free cash flow came to R$1.89 billion, with a free cash flow yield of 10.7% in R$ and 10.0% in US$.
- Cash ROE and ROIC of 8.9% and 9.0%, respectively. For more details, see page 16.
- Loss of R$92 million in the 4Q16 (3Q16 net income of R$32 million and 4Q15 net income of R$910 million). 2016 net income stood at R$1.66 billion vs.R$357 milion in 2015.
- Gross debt in dollars of US$4.96 billion, 13% and 52% more, respectively, than in the 3Q16 and 4Q15. Cash position of R$4.72 billion or US$1.45 billion, which, added to the unused lines related to the financing of the H2 Project, is sufficient to cover this project's remaining capex and debt amortizations until the end of 2018.
- Net Debt/EBITDA ratio of 3.30x in dollars (3Q16: 2.64x | 4Q15: 1.78x) and 3.06x in reais (3Q16: 2.33x | 4Q15: 2.06x).
- Total cost of debt in dollars, including the full swap of real-denominated debt at 3.6% p.a. (3Q16: 3.3% p.a. | 4Q15: 3.3% p.a.).
- Average debt maturity of 51 months (3Q16: 49 months | 4Q15: 51 months).
- Conclusion of funding tied to export credit notes issued by the Company through the public distribution of agribusiness receivables certificates (CRAs), totaling R$1.25 billion.
- Fibria was included in the 2017 portfolio of the BM&FBovespa's Corporate Sustainability Index (ISE).
- Horizonte 2 Project, 77% physically complete and 57% of financial execution. Capex of US$1.0 billion to be disbursed.
- Restoration of investment grade by S&P, on November 6th. (BBB-/Negative).

Subsequent Events

- Issue in the international bond market, on January 11th, due in ten years, for the principal amount of US$700 million, with interest of 5.5% p.a.
- Restoration of investment grade by Fitch, on January 12th. (BBB-/Stable).
- Fibria receives 2016 Gold Class Sustainability Award from RobecoSAM (NYSE's Dow Jones World Sustainability Index)

Market cap – December 29, 2016:	Conference Call: January 31, 2016	Investor Relations
R$17.7 billion | US$5.4 billion [1] FIBR3: R$31.89 FBR: US$9.78 Total shares (common shares): 553,934,646 common shares (1) Market cap in R$ converted by the Ptax	English (simultaneous translation into Portuguese): 12:00 p.m. (Brasilia) Participants in Brazil: +55 11 2188-0155 | Other participants: +1-646-843-6054 Webcast: www.fibria.com.br/ri	Guilherme Cavalcanti Camila Nogueira Roberto Costa Camila Prieto Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2016 (4Q16), presented in this document, is based on the consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

4Q16 Results Executive Summary The fourth quarter of 2016 was marked by a recovery in demand, especially in Asia. Fibria’s sales volume improved year-on-year. This growth, combined with the scenario of depreciated prices and more balanced than expected short-term prospects for new capacity, has allowed the Company to announce three price increases for China and one for Europe and North America. It is also worth noting the overall physical progress of the Horizonte 2 Project during the quarter, which reached 77% in December, ahead of expectations. Pulp production totaled 1,219 thousand t. in the 4Q16, 7% and 6% down, respectively, on the 3Q16 and 4Q15, mainly due to the higher impact of the scheduled maintenance downtimes in the 4Q16 (higher number of plants stopping in the quarter and interconnections with the future H2 production). In 2016, pulp production was 3% lower than in 2015, due to the retrofit of the recovery boiler at the Aracruz C mill and the slower stabilization curve following the stoppage, which was in line with the adaptation of the boiler cycle to 15 months - this learning curve was completed in 2016. Sales volume totaled 1,584 thousand t. in the 4Q16, 10% up on the 3Q16, thanks to the strong recovery in demand this quarter in Asia. In the year-on-year comparison, the 21% increase was chiefly due to the effect of the Klabin agreement and increased demand. Sales volume resulting from the agreement with Klabin totaled 183 thousand t. (3Q16: 164 thousand t). Pulp inventories closed the quarter at 47 days. The production cash cost was R$727/t, 14% more than in the 3Q16, primarily due to the impact of scheduled maintenance stoppages, higher personnel costs and increased spending on chemicals and energy (for more details, see page 7). Excluding the impact of the 4Q16 downtimes, the production cash cost would have increased by 4%. The 10% year-on-year increase was mostly due to the maintenance stoppages, higher wood transportation costs and the lower utilities cost, partially offset by the exchange rate effect. Excluding the impact of the downtimes, the cash cost of the 4Q16 increased by 4.5%, below the 2016 IPCA inflation rate of 6.3%. Adjusted EBITDA totaled R$804 million in the 4Q16, 6% more than in the 3Q16, thanks to higher sales volume and the appreciation of the dollar against the real, partially offset by the fall in the pulp price, in dollars. The EBITDA margin stood at 36%, excluding the sale of pulp from Klabin and 32% including this effect. In relation to the 4Q15, the 50% decline in adjusted EBITDA was due to the 30% drop in the average net price in reais (in turn explained by the decline in pulp prices in dollars and the average depreciation of the dollar against the real). Free cash flow in the quarter, before expansion capex, dividends paid and pulp logistics expenses, totaled R$342 million, 15% lower than in the 3Q16, due to higher interest payments in the quarter and increased maintenance capex. In relation to the 4Q15, this figure fell by 60%, as a result of the EBITDA reduction, partially offset by the positive variation in working capital. It is worth noting that the operation with Klabin has no impact on EBITDA. The 4Q16 financial result was negative by R$197 million, against a negative R$203 million in the 3Q16 and a positive R$97 million in the 4Q15. The variation in relation to the previous quarter was mostly due to the net hedging result, while the year-on-year variation was explained by the exchange rate impact on the debt position and the net hedging result, higher interest rates and, consequently, the increased appropriation of these expenses. Fibria recorded a loss of R$92 million in the 4Q16, against a net income of R$32 million in the 3Q16 and R$910 million in 4Q15. In the full-year comparison, the Company recorded net income of R$1.66 billion in 2016, against R$ 357 million in 2015. The gross debt, in dollars, totaled US$4.96 billion, 13% and 52% more, respectively, than in the 3Q16 and 4Q15. Fibria closed the quarter with a cash position of R$4.72 billion (or US$1.45 billion), including the mark-to-market of derivatives, which, added to the unused lines related to the financing of the H2 Project, is sufficient to cover this project’s remaining capex and debt amortizations until the end of 2018. In January 2017, Fibria issued securities in the international bond market, in order to strengthen its cash position. 4

4Q16 Results Pulp Market Fibria sold 1,584 thousand t of pulp in the 4Q16. It is the highest quarterly sales volume in Fibria’s history and denotes its leadership position in the pulp market. The volume was fueled by the strong recovery in demand in China in the quarter, allowing the implementation, in October, of a price increase of US$ 20/t in the region, followed by another increase in Asia of US$ 20/t, valid from December. According to data in the World 20 Report of the PPPC, hardwood pulp sales in 2016 were 4.2% higher than in the previous year. This increase was fully driven by the 6.8% period upturn in the sale of eucalyptus pulp, the only type of hardwood pulp to show any growth. BHKP and BEKP Shipments - 2016 vs. 2015 (change % and ‘000 ton) 7% 23% 20% 4% kt Total North America Western Europe China Others BHKP BEKP Source: PPPC - World 20 The year 2017 begins with a new increase announced for January, this time in all regions. With demand for Eucalyptus pulp very strong in Asia and low inventory levels, another price increase of US$ 30/t has already been announced for February, in all regions. Production and Sales 3Q16 4Q15 2015 Domestic Market Pulp 145 149 125 -3% 16% 551 499 10% Pulp production totaled 1,219 thousand t. in the 4Q16, 7% and 6% down, respectively, on the 3Q16 and 4Q15, mainly due to the higher impact of the scheduled maintenance downtimes in the 4Q16 (higher number of plants stopping in the quarter and interconnections with the future H2 production). In 2016, pulp production was 3% lower than in 2015, due to the retrofit of the recovery boiler at the Aracruz C mill and the slower stabilization curve following the stoppage, which was in line with the adaptation of the boiler cycle to 15 months - this learning curve was completed in 2016. Pulp inventories closed the quarter at 795 thousand t. (47 days, Klabin included), 19% down on the 984 thousand t. recorded in the 3Q16 (57 days) and 776 thousand t. registered in the 4Q15 (52 days). 5 Export Market Pulp 1,4391,2931,183 11%22% 4,9534,6197% Total sales1,5841,4421,30810%21%5,5045,1188% Production ('000 t)4Q163Q164Q154Q16 vs4Q16 vs201620152016 vs Pulp 1,2191,3111,297-7%-6%5,0215,185-3% Sales Volume ('000 t) 4% 1,270 kt -4% 2%-3% -3% -146 kt 49 kt -208 -189 1,100 kt 1,113 kt 6% 974 kt 297 kt 228 kt kt

4Q16 Results Regulatory Standard No. 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. Over the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes at Fibria’s mills, up to 2018, is shown in the following chart, in which the changes become clear. 12 months 15 months Sales volume totaled 1,584 thousand t., 10% up on the 3Q16, due to the strong recovery in demand in Asia this quarter. In the year-on-year comparison, the 21% increase was chiefly due to the effect of the Klabin agreement and increased demand. Sales volume resulting from the agreement with Klabin totaled 183 thousand t. (3Q16: 164 thousand t.). In the 4Q16, net revenue from shipments to Asia accounted for 37% of the total, followed by Europe with 29%, North America with 25% and Latin America with 9%. Results Analysis 3Q16 4Q15 2015 Export Market Pulp 2,308 2,062 2,707 12% -15% 8,620 9,169 -6% Portocel 24 21 24 13% 0% 89 93 -5% Net revenue totaled R$2.53 billion in the 4Q16, 10% higher than in the 3Q16, due to increased sales volume and the exchange rate effect, partially offset by the 3% decline in the dollar pulp price. Compared to the 4Q15, revenue fell by 15%, due to the 18% drop in the average net pulp price in dollars and the 14% average devaluation of the dollar against the real, partially offset by higher sales volume. The cost of goods sold (COGS) moved up by 13% and 28%, respectively, over the 3Q16 and 4Q15, due to higher sales volume, including Klabin's pulp volume. The COGS/t was stable in comparison with those two periods. It is worth noting that, despite the increase in COGS, the operation with Klabin has no impact on the Company’s EBITDA. The pulp production cash cost was 727/t in the 4Q16, 14% more than in the 3Q16, primarily due to: i) the impact of the scheduled maintenance stoppages; ii) higher personnel expenses (collective bargaining); and iii) increased spending on chemicals and energy. Excluding the impact of the 4Q16 downtimes, the production cash cost would have increased by 4%. In the year-on-year comparison, the increase was caused by the higher impact of the scheduled maintenance downtimes, the wider average transportation radius (286 km, versus 273 km in the 4Q15) and the lower utilities costs (decline in energy prices), among other 6 Total 2,534 2,300 2,985 10% -15% 9,615 10,081 -5% Total Pulp 2,510 2,279 2,961 10% -15% 9,525 9,988 -5% Net Revenues (R$ million) 4Q16 3Q16 4Q15 4Q16 vs 4Q16 vs 2016 2015 2016 vs Domestic Market Pulp 202 217 254 -7% -20% 905 819 11% 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 No maintenance downtime 2015 1Q15 2Q15 3Q15 4Q15 2014 1Q14 2Q14 3Q14 4Q14 Mills Aracruz A Aracruz B Aracruz C Jacareí Três Lagoas Veracel

4Q16 Results minor factors, presented in the table below. Excluding the impact of the downtimes, the cash cost for the 4Q16 would have increased by 4.5%, less than the 2016 inflation rate, as measured by the IPCA consumer price index, which stood at 6.3%. These factors also explain in large part the 10% variation in the accumulated figure for the year (2016: R$ 680/t | 2015: R$ 618/t). When we convert the cash cost to the dollar, there is an increase of 5% (2016: US$ 195/t | 2015: US$ 185/t). It is worth noting that the Company is experiencing higher non-recurring wood costs, as announced to the market on previous occasions. Cash Cost (R$/t) 727 Higher cost of chemicals and energy 9 Higher cost of services 3 Exchange rate 1 4T15 3T164T16 with downtime ex-downtime Cash Cost (R$/t) 680 649 618 Wood (higher third party contribution and Losango effect - greater distance from forest to mill) 23 Higher cost of staff (collective bargaining agreement) 5 2015 2016 Others 1 with downtime ex-downtime Production Cash Cost 4Q15 Production Cash Cost 4Q16 Other Fixed Other Fixed 4% Personnel 6% Personnel 6% Maintenance 14% 4% Maintenance 17% Wood 43% Other Variable 3% Wood 44% Other Variable 2% Energy 7% Energy 9% Chemicals 19% Chemicals 22% Variable costs Fixed costs Selling expenses totaled R$136 million in the 4Q16, 19% more than in the 3Q16, mainly due to the increase in sales volume and terminal expenses, as a result of the higher sales volume. Compared to the 4Q15, the 9% increase was primarily due to higher sales volume. The selling expenses to net revenue ratio remained at 5%. General and administrative expenses came to R$74 million, 9% and 5% up, respectively, on the 3Q16 and 4Q15, due to higher expenses for consulting and services. 7 4Q16727 Exchange rate(12) Lower results of utilities (energy price decrease)10 581 Pulp Cash CostR$/t 4Q15658 Maintenance downtimes 42 Others4 4Q16727 Wood2 Higher cost of staff (collective bargaining agreement)5 658 620 638 624 648 Pulp Cash CostR$/t 3Q16638 Maintenance downtimes 65

4Q16 Results Other operating income (expenses) totaled a net expense of R$145 million in the 4Q16, against a net expense of R$28 million in the 3Q16. The quarter-on-quarter variation was chiefly due to the impact of the reappraisal of biological assets, while the year-on-year change was mostly due to the reappraisal of biological assets, but also to the net impact of land sales in the 4Q15. EBITDA (R$ million) and EBITDA Margin (%)(1) EBITDA/t 54% 37% 36% 1,623 1,240 4Q16 3Q16 4Q15 4Q16 3Q16 4Q15 EBITDA R$/ton EBITDA US$/ton EBITDA (R$ million) EBITDA (US$ million) (1) Excludes volume sold due to the agreement with Klabin Adjusted EBITDA totaled R$804 million in the 4Q16, 6% more than in the 3Q16, due to higher sales volume and the appreciation of the dollar against the real. The EBITDA margin stood at 36%, excluding the sale of pulp from Klabin and 32% including that effect. In relation to the 4Q15, the 50% decline in adjusted EBITDA was due to the 30% drop in the average net price in reais (in turn explained by the 18% decline in pulp prices, in dollars, and the 14% average depreciation of the dollar against the real). The graph below shows the main variations in the quarter: EBITDA 4Q16 vs. 3Q16 (R$ million) 4 230 758 137 724 804 667 (6) (21) (146) 3Q16 Adjusted EBITDA Non-recurring effects / non-cash 3Q16 EBITDA Volume Price/Exchange Variation COGS S&M G&A Other oper. Expenses 4Q16 EBITDA Non-recurring effects / non-cash(1) 4Q16 Adjusted EBITDA (1)Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biological assets and recovery of contingencies. 8 (34) (118) 508526 323 154 162 804758 422 244 234

4Q16 Results Financial Result 3Q16 4Q15 2015 Interest on financial investments 73 68 66 199 132 7% 11% 51% Financial Expenses (182) (175) (140) (609) (470) 4% 30% 30% 0% -6% 16% Interest - loans and financing (foreign currency) (79) (79) (84) (319) (276) Monetary and Exchange Variations (91) (50) 120 1,385 (2,506) 82% - - Foreign Exchange Variations - Other (42) 39 (101) (316) 526 - -58% - (1) Change in the mark to market (4Q16: R$ 22 million | 3Q16: R$ 5 million | 3Q15: R$ 173 million) added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$73 million in the 4Q16, 7% and 11% up, respectively, on the 3Q16 and 4Q15, due to the increase in cash and financial investments arising from the new funding operations in the period. Although the cash position closed the quarter 31% up on the end of the 3Q16 (excluding the mark-to-market effect), the financial income for the period does not fully reflect the remuneration of those resources, as certain significant funding operations took place towards the end of the period. Interest expenses on loans and financing came to R$220 million in the 4Q16, 11% up on the 3Q16, primarily due to the new funding operations in the period, and 50% up on the 4Q15, as a result of the increase in gross debt and higher interest rates, leading to the greater appropriation of those expenses (for more details, see page 12). The foreign-exchange loss on the dollar-denominated debt (67% of total gross debt, including real/dollar swaps) stood at R$49 million, against a loss of R$89 million in the 3Q16 and income of R$221 million in the 4Q15 (4Q16: R$3.2591 | 3Q16: R$3.2462 | 4Q15: R$3.9048). On December 31, 2016, the mark-to-market of the derivative financial instruments was positive by R$18 million (a negative R$378 million from debt hedging, a positive R$268 million from operational hedging and a positive R$128 million from embedded derivatives), against a negative R$4 million on September 30, 2016, yielding a positive variation of R$22 million. Despite the depreciation of the real against the dollar compared to the 3Q16 (4Q16: R$3.2591 | 3Q16: R$3.2462), one of the main reasons for the positive mark-to-market variation was the change in the foreign exchange coupon curve, which had a positive impact on the long legs of the swap transactions (debt hedging), as well as the positive variation of the fixed Libor swaps, which were affected by the increase in U.S. interest rates and contracts on IPCA vs CDI swaps, whose mark-to-market was positive. As a result, the net impact on the financial result was a positive R$18 million. Cash disbursements from transactions that matured in the period totaled R$4 million (a negative R$32 million from debt hedging and a positive R$28 million from operational hedging). The following table shows Fibria’s derivative hedging position at the close of December 2016: 9 Other Financial Income / Expenses(2) (15) (15) (8) (60) (9) 0% 88% - Net Financial Result (197) (203) 97 1,616 (3,685) -3% - - Foreign Exchange Variations - Debt (49) (89) 221 1,701 (3,033) -45% - - Capitalized interest(2) 38 24 7 109 9 - - - Interest - loans and financing (local currency) (141) (120) (63) (399) (203) 18% 124% 97% Hedging(1) 18 (31) 59 701 (830) - - - (R$ million) 4Q16 3Q16 4Q15 2016 2015 4Q16 vs 4Q16 vs 2016 vs Financial Income (including hedge result) 91 37 125 900 (698) - - -

4Q16 Results Swaps Maturity Receive US Dollar Libor (1) Brazilian Real CDI (2) Brazilian Real TJLP (3) Brazilian Fixed (4) IPCA CDI Dec/19 Aug/20 Dec/17 Dec/17 Aug/23 $ 590 R$ 616 R$ 59 R$ 178 R$ 844 $ 605 R$ 622 R$ 81 R$ 192 R$-R$ R$ R$ R$ R$ 1,868 1,028 59 155 868 R$ R$ R$ R$ R$ 1,912 1,007 80 164 - Pay US Dollar Fixed (1) US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) Real Fixed (5) Dec/19 Aug/20 Dec/17 Dec/17 Aug/23 $ $ $ $ 590 316 36 82 $ $ $ $ $ 605 319 49 89 - R$ (1,870) R$ (1,287) R$ (1,929) R$ (1,300) R$ R$ R$ (117) (234) (848) R$ R$ R$ (160) (254) - R$ 844 US Dollar Options up to 17M $1,760 $1,475 R$ 268 R$ 249 Receive US Dollar Fixed Jan/35 $ 813 $ 824 R$ 128 R$ 227 Pay US Dollar CPI Jan/35 $ 813 $ 824 R$ - R$ - Zero-cost collar operations have proven to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant appreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues, should the dollar move up. Currently, these operations have a maximum term of 17 months, covering 60% of the net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Strike put avg. (R$/US$) 2.74 3.25 3.27 3.36 3.34 3.45 Cash impact on settlement (R$ million) - - 11 28 - - Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or to protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 50 months in the 4Q16) and therefore has a limited cash impact, although it represents the greater accounting impact of the company's hedge position. 10 Strike call avg. (R$/US$) 4.44 6.68 7.40 5.64 5.40 5.14 Settled in Settled in Settled in Settled in Maturity in Maturity in 1Q16 2Q16 3Q16 4Q16 2017 2018 Notional (US$ million) 290 115 120 335 1,450 310 Net (a+b+c+d)R$18 R$(4) Embedded Derivatives Total (d)R$128 R$227 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (c)R$268 R$249 Option Pay Total (b)R$ (4,356) R$ (3,643) Net (a+b)R$ (378) R$ (480) Receive Total (a)R$ 3,978 R$ 3,163 Notional (million)Fair Value Dec/16 Sep/16Dec/16Sep/16

4Q16 Results The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation as measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located and therefore constituting an embedded derivative. This instrument, shown in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 of the 4Q16 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments (hedging) were engaged in accordance with the guidelines established by the Market Risk Management Policy and are conventional instruments, without leverage or margin calls, duly registered with the CETIP (Clearing House for the Custody and Financial Settlement of Securities), which only have a cash impact at their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports independently and directly to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for performing and managing the financial operations. Net Result Fibria recorded a loss of R$92 million in the 4Q16, against a net income of R$32 million in the 3Q16 and R$910 million in the 4Q15. Annual net income reached R$1.66 billion, R$1.43 billion of which corresponding to the operating result and R$1.62 billion to the net financial result. Analyzing the result in terms of earnings per share – in other words, excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23) – the indicator was 6% higher than in the 3Q16, due to the increase in sales volume and the average appreciation of the dollar against the real. In relation to the 4Q15, the 50% decline was due to the 30% drop in the average net price in reais (in turn explained by the decline in pulp prices, in dollars, and the average depreciation of the dollar against the real) and the increased cash COGS per ton. The chart below shows the main factors affecting the 4Q16 net result, beginning with EBITDA in the same period: Net Result (R$ million) 804 18 Adjusted EBITDA 4Q16 Exchange variation debt MtM derivateves Net Interest Deprec.,amortiz. And depletion Income tax Other (1) Net Income 4Q16 (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses. 11 (49) (581) (109) 19 (194) (92)

4Q16 Results Indebtedness Sep/16 Dec/15 Gross Debt R$ million 16,153 14,192 12,744 14% 27% Gross Debt in US$(1) -3% -12% R$ million 10,113 10,388 11,470 Cost of debt (foreign currency) (2) % p.a. 3.8% 3.6% 3.8% 0.2 p.p. 0.0 p.p. -4 p.p. -1 p.p. Short-term debt % 7% 11% 8% Cash and market securities in US$ R$ million 1,338 890 1,068 50% 25% Cash and cash Equivalents (3) R$ million 4,717 3,572 1,730 32% 173% 0.7 1.0 Net Debt/EBITDA (in US$) x 3.06 2.33 2.06 (1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 9,038 million (56% of the total debt) and debt in reais was R$ 7,115 million (44% of the debt) (2 The costs are calculated considering the debt swap (3) Includes the fair value of derivative instruments (4) For covenant purposes On December 31, 2016, the gross debt stood at R$16.15 billion, up R$1.96 billion, or 14%, on the close of the 3Q16, mainly due to: (i) the disbursement of R$835 million by the BNDES; R$269 million by ECA Finnvera and R$109 million by the FDCO for the Horizonte 2 Project; and (ii) a new issue of CRAs (agribusiness receivables certificates), totaling R$1.25 billion, pursuant to CVM Instruction No. 400/03. The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 2,574 16,153 182 49 Gross Debt Sep/2016 Loans Principal Payment Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Dec/2016 The financial leverage ratio in dollars increased to 3.30x on December 31, 2016 (against 2.64x in the 3Q16), which is within the parameters of the Company's indebtedness and liquidity policy. The total average cost (*) of Fibria’s dollar debt was 3.6% p.a. (Sep/16: 3.3% p.a. | Dec/15: 3.3% p.a.), compared to the average cost of local currency bank debt of 10.5% p.a. (Sep/16: 10.7% p.a. | Dec/15: 12.4% p.a.), which fell due to the decline in the future DI interest rate curve, and the cost in dollars of 3.8% p.a. (Sep/16: 3.6% p.a. | Dec/15: 3.8% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): (*) Total average cost, considering debt in reais adjusted by the market swap curve. 12 (571) (247) (26) 14,192 Net Debt/EBITDA (in US$)(4) x 3.30 2.64 1.78 0.7 1.5 Net Debt R$ million 11,435 10,620 11,015 8% 4% Fair value of derivative instruments R$ million 18 (4) (828) -550% -102% Cash and market securities in R$ R$ million 3,361 2,686 1,490 25% 126% Cost of debt (local currency) (2)% p.a. 10.5% 10.7% 12.4% -0.2 p.p. -1.9 p.p. Average maturity months 51 49 51 2 0 Gross Debt in R$ R$ million 6,040 3,804 1,274 59% 374% Unit Dec/16 Sep/16 Dec/15 Dec/16 vs Dec/16 vs

4Q16 Results Gross Debt by Currency Gross Debt by Index Gross Debt by Type 8% 26% 21% 24% 31% 5% 63% 9% 14% 35% 16% Pre-Payment Bond Finnvera ARC ACC BNDES NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency The average maturity of the total debt was 51 months in Dec/16, against 49 months in Sep/16 and 51 months in Dec/15. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 6,480 Revolver 2,252 Cash 2,051 1,741 135 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Cash and cash equivalents closed December 31, 2016 at R$4.72 billion, including the mark-to-market of hedging instruments totaling a positive R$18 million. Excluding this impact, 72% of the cash was invested in local currency in government bonds and fixed-income securities and the remainder in short-term investments abroad. The Company has four revolving credit facilities totaling R$1.76 billion, available until 2018, three of which are in local currency, totaling R$850 million at 100% of the CDI rate plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$280 million, at a cost of 1.55% p.a. to 1.70% p.a. at the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$4.72 billion, these lines totaling R$1.76 billion create an immediate liquidity position of R$6.48 billion. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed December 31, 2016 at 5.7x. 13 1,763 2,995 4,717 1,822 345 2,563 2,650 1,601 1,021 1,159 2,068 292 157 93 47 1,138 461 1,361 623 962 1,030 515 984 1,599

4Q16 Results The graph below shows the changes in Fibria’s net debt and leverage since December 2015: Net Debt / EBITDA (x) 3.30 3.06 2.64 2.33 (R$) 1.86 1.85 2.10 1.82 2.06 1.78 (US$) 11,435 11,015 3,509 Dec/15 Mar/16 Jun/16 Sep/16 Dec/16 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 3Q16 4Q15 2015 Forest Expansion - H2 Project 56 33 28 137 74 71% 96% 86% Subtotal Expansion 1,132 1,099 180 4,033 293 3% 528% - Forestry Renewal 408 418 324 1,494 1,271 -2% 26% 18% Subtotal Maintenance 615 555 450 2,027 1,613 11% 37% 26% Pulp logistics 2 1 0 122 0 147% - - Capex totaled R$1.75 billion in the 4Q16, 6% and 62% up, respectively, on the 3Q16 and 4Q15, primarily due to greater investment in the expansion of the Horizonte 2 Project, in line with the work's progress curve, as well as increased spending on forestry renewal (higher expenditure on the purchase of standing timber), compared with the 4Q15. In 2016, capex came to R$6.18 billion, 25% less than the initial estimate of R$8.19 billion, as a result of the reduction in capex related to the Horizonte 2 Project, influenced by the project’s financial execution curve, and lower investment in pulp logistics projects. The 162% increase over 2015 was mainly due to the industrial expansion of the H2 Project and investment in logistics related to the bidding on Santos terminal T32, partially offset by the purchase of land that occurred in 2015. 14 Total Capex1,7481,6551,0826,1822,3586%62%162% Land purchase--452 -452 ---Maintenance, IT, R&D, Modernization194129114 503317 51%70%59% Safety/Environment12811 3125 47%15%24% Expansion - Others12-62 -18%-244% (R$ million)4Q163Q164Q15201620154Q16 vs4Q16 vs2016 vs Industrial Expansion - H2 Project1,0751,0651523,8902181%609%-10,309 10,620 2,821 2,897 3,029 3,272 9,722

4Q16 Results For 2017, Management has approved a capital budget of R$5.2 billion, of which R$3.0 billion was allocated to Horizonte 2 Project 2. Horizonte 2 Project The Horizonte 2 Project is ahead of schedule, having closed the 4Q16 at 77% physical completion. In financial terms, however, it is 57% complete, with R$3.2 billion yet to be disbursed. Total investments in the project remained at R$7.5 billion. In the forestry area, it is worth noting the progress in planting and the leasing of land for forest formation, the start-up of forestry tractors, the initial delivery of harvesting machinery and the hiring of workers to operate the forestry machinery. In the industrial area, the estimated start of commissioning, services and start-up of control systems continued to advance, with the integration of the two mills (Horizonte 1 and 2). In logistics, the highlight was the beginning of work on the Port Terminal in Santos and the acquisition of and beginning of work on the Intermodal Terminal in Aparecida do Taboado. Free Cash Flow 162% (-) Total Capex (1,748) (1,655) (1,082) (6,182) (2,358) (-) Interest (paid)/received (190) (60) (93) (440) (298) 48% (+/-) Working Capital 360 329 (195) 754 (504) - Dividends 2 0 1,998 306 2,148 -86% Pulp logistics 2 1 - 122 - - The free cash flow was positive by R$342 million in the 4Q16 (excluding the capex effect of the H2 Project, dividends and pulp logistics), against a positive R$402 million in the 3Q16 and a positive R$866 million in the 4Q15. The 15% quarter-on-quarter decline was due to higher interest payments, in accordance with the six-monthly interest amortization schedule, and the engaging of new debt. In relation to the 4Q15, this figure fell by 60%, as a result of the EBITDA reduction, partially offset by the positive variation in working capital. It is worth noting that the operation with Klabin has no impact on EBITDA. 15 Ajusted Free Cash Flow 342 402 866 1,891 2,865 -34% Land purchases - - 452 - 452 - (+/-) Others (1) (2) 7 (25) 20 - Free Cash Flow (793) (696) (1,765) (2,564) (27) - Project H2 Capex 1,130 1,097 180 4,028 292 1279% (-) Income tax (16) (67) (25) (106) (76) 39% (-) Dividends (2) (0) (1,998) (306) (2,148) -86% (R$ million) 4Q16 3Q16 4Q15 2016 2015 2016 vs 2015 Adjusted EBITDA 804 758 1,623 3,742 5,337 -30%

4Q16 Results ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under the IFRS (CPC 29 | IAS 41). 3Q16 4Q15 IAS 41 adjustments R$ million (123) (221) (343) -44% -64% Shareholders' Equity (adjusted) - average(1) -6% -2% R$ million 13,083 13,904 13,367 Capex ex-H2 Project LTM(2) R$ million (2,027) (1,862) (1,613) 9% 26% Income Tax LTM R$ million (106) (116) (76) -8% 39% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project, the land purchase occurred in 4Q15 and pulp logistics. 3Q16 4Q15 Accounts Receivable R$ million 689 599 640 15% 8% 32% 58% Current Liabilities (ex-debt) R$ million 2,384 1,807 1,508 Fixed Assets R$ million 9,226 8,692 9,050 6% 2% IAS 41 adjustments R$ million (321) (382) (528) -16% -39% Capex ex-H2 Project LTM(2) R$ million (2,027) (1,862) (1,613) 9% 26% Adjusted Income LTM R$ million 1,609 2,582 3,647 -38% -56% (1) Average of current and same quarter of the previous year. (2) Calculation excludes H2 expansion Project, the land purchase occurred in 4Q15 and pulp logistics. Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 100 90 80 70 60 50 40 30 20 10 0 10 8 6 4 2 0 Oct-16 Nov-16 Dec-16 Oct-16 Nov-16 Dec-16 BM&FBovespaNYSE BM&FBovespa NYSE 16 Daily average 4Q16: 3.8 million shares Daily average 4Q16: US$31.9 million ROIC % 9.0% 15.7% 22.8% -0.4 p.p. -0.6 p.p. Income Tax LTM R$ million (106) (116) (76) -8% 39% Adjusted EBITDA LTM R$ million 3,742 4,560 5,337 -18% -30% Adjusted Invested Capital(1) R$ million 17,815 16,485 15,987 8% 11% Invested Capital R$ million 18,136 16,866 16,514 8% 10% Biological Assets R$ million 4,233 4,093 3,911 3% 8% Inventories R$ million 1,605 1,675 1,405 -4% 14% Return on Invested Capital Unit 4Q16 3Q16 4Q15 4Q16 vs 4Q16 vs ROE % 8.9% 16.1% 25.1% -7.2 p.p. -16.1 p.p. Adjusted Income LTM R$ million 1,169 2,239 3,349 -48% -65% Net interest LTM R$ million (440) (342) (298) 29% 48% Adjusted EBITDA LTM R$ million 3,742 4,560 5,337 -18% -30% Shareholders' Equity (adjusted) R$ million 13,695 14,108 12,472 -3% 10% Return on Equity Unit 4Q16 3Q16 4Q15 4Q16 vs 4Q16 vs Shareholders' Equity R$ million 13,818 14,329 12,815 -4% 8%

4Q16 Results Fibria’s average daily traded volume in the 4Q16 was approximately 3.8 million shares, 19% down on the 3Q16, while the daily financial volume averaged US$31.9 million, up by 2% in the same period, US$18.1 million of which on the BM&FBovespa and US$13.8 million on the NYSE. Fixed Income Sep/16 Dec/15 -3% 6% Fibria 2024 - Price USD/k 100.5 104.0 95.3 Sustainability Fibria has been included in the 2017 portfolio of the BM&FBovespa’s Corporate Sustainability Index (ISE), in which the Company has been present since it was founded, in 2005. The ISE portfolio includes companies listed on the São Paulo Stock Exchange that have a high level of commitment to sustainability and best corporate governance practices. The selection of companies is conducted in partnership with the Center for Sustainability Studies (GVCes), of the Getulio Vargas Foundation (FGV-EAESP). The evaluation is based on the balance between economic growth, social responsibility and environmental performance. This recognition reinforces the Company’s commitment to creating economic value combined with responsible action in the social and environmental sphere. Subsequent Events On January 11th, Fibria informed its shareholders and the market in general that Fibria Overseas Finance Ltd, a subsidiary, issued and priced on that date a new offering in the international bond market (“Notes”), due in ten years, at the principal amount of US$700 million and interest of 5.5% p.a. The offering of these securities is being made under an effective shelf registration statement filed with the SEC. The Notes are guaranteed by the Company and their issuance is in line with the strategy of strengthening its cash position, given the favorable market conditions. The net proceeds from the issue will be used in investments in projects with environmental benefits that will help the Company achieve its long-term sustainability goals. On January, 19, 2017, Fibria was announced by RobecoSAM (company that evaluates and publishes NYSE’s Dow Jones Sustainability Index) as one of those qualified for inclusion in the 2017 Sustainability Yearbook and has received the Gold Class distinction for its excellent sustainability performance. For more details, please refer to the link: http://yearbook.robecosam.com/. 17 Treasury 10 y % 2.4 1.6 2.3 0.8 p.p. 0.2 p.p. Unit Dec/16 Sep/16 Dec/15 Dec/16 vs Dec/16 vs Fibria 2024 - Yield % 5.2 4.6 6.0 0.5 p.p. -0.8 p.p.

4Q16 Results

Fibria's average daily traded volume in the 4Q16 was approximately 3.8 million shares, 19% down on the 3Q16, while the daily financial volume averaged US$31.9 million, up by 2% in the same period, US$18.1 million of which on the BM&FBovespa and US$13.8 million on the NYSE.

Fixed Income

	Unit	Dec/16	Sep/16	Dec/15	*Dec/16 vs Sep/16*	*Dec/16 vs Dec/15*
Fibria 2024 - Yield	%	5.2	4.6	6.0	*0.5 p.p.*	*-0.8 p.p.*
Fibria 2024 - Price	USD/k	100.5	104.0	95.3	*-3%*	*6%*
Treasury 10 y	%	2.4	1.6	2.3	*0.8 p.p.*	*0.2 p.p.*

Sustainability

Fibria has been included in the 2017 portfolio of the BM&FBovespa's Corporate Sustainability Index (ISE), in which the Company has been present since it was founded, in 2005. The ISE portfolio includes companies listed on the São Paulo Stock Exchange that have a high level of commitment to sustainability and best corporate governance practices. The selection of companies is conducted in partnership with the Center for Sustainability Studies (GVCes), of the Getulio Vargas Foundation (FGV-EAESP). The evaluation is based on the balance between economic growth, social responsibility and environmental performance.
This recognition reinforces the Company's commitment to creating economic value combined with responsible action in the social and environmental sphere.

Subsequent Events

On January 11th, Fibria informed its shareholders and the market in general that Fibria Overseas Finance Ltd, a subsidiary, issued and priced on that date a new offering in the international bond market ("Notes"), due in ten years, at the principal amount of US$700 million and interest of 5.5% p.a.

The offering of these securities is being made under an effective shelf registration statement filed with the SEC.

The Notes are guaranteed by the Company and their issuance is in line with the strategy of strengthening its cash position, given the favorable market conditions. The net proceeds from the issue will be used in investments in projects with environmental benefits that will help the Company achieve its long-term sustainability goals.

On January, 19, 2017, Fibria was announced by RobecoSAM (company that evaluates and publishes NYSE's Dow Jones Sustainability Index) as one of those qualified for inclusion in the 2017 Sustainability Yearbook and has received the Gold Class distinction for its excellent sustainability performance. For more details, please refer to the link: http://yearbook.robecosam.com/.

17

4Q16 Results Appendix II – Income Statement 10% -15% Net Revenue 2,534 100% 2,300 100% 2,985 100% Foreign Sales 2,308 91% 2,062 90% 2,707 91% 12% -15% 13% 33% Cost related to production (1,826) -72% (1,610) -70% (1,376) -46% 9% 5% General and administrative (74) -3% (68) -3% (71) -2% Equity 0 0% 0 0% (0) 0% - - Current Income taxes expenses (17) -1% (14) -1% (537) -18% 25% -97% Net Income (Loss) attributable to controlling equity interest (92) -4% 29 1% 905 30% - - 20% 20% Depreciation, amortization and depletion 581 23% 484 21% 482 16% Fair Value of Biological Assets 104 4% - 0% (155) -5% 0% - -34% -88% Accruals for losses on ICMS credits 22 1% 33 1% 187 6% (*) Calculation excludes pulp sales from agreement hith Klabin -5% Net Revenue 9,615 100% 10,081 100% Foreign Sales 8,620 90% 9,169 91% -6% 25% Cost related to production (6,186) -64% (4,966) -49% 10% Selling and marketing (481) -5% (437) -4% Financial Result 1,616 17% (3,685) -37% - - Other operating (expenses) income (321) -3% 24 0% Current Income taxes expenses (53) -1% (684) -7% -92% Net Income (Loss) attributable to controlling equity interest 1,655 17% 342 3% 383% 5% Depreciation, amortization and depletion 1,983 21% 1,892 19% Fair Value of Biological Assets 212 2% (185) -2% - Accruals for losses on ICMS credits 97 1% 248 2% -61% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBITDA margin pro-forma 3,742 43% 5,337 53% -30% Tax Incentive (10) 0% (7) 0% 0% EBITDA adjusted 3,742 39% 5,337 53% -30% Property, Plant and Equipment disposal 32 0% (135) -1% - EBITDA 3,411 35% 5,417 54% -37% Equity 1 0% (0) 0% 0% Net Income (Loss) attributable to non-controlling equity interest 9 0% 15 0% -43% Deffered Income taxes expenses (1,327) -14% 1,202 12% - Net Income (Loss) 1,664 17% 357 4% 365% LAIR 3,044 32% (161) -2% - Equity (1) 0% 0 0% 0% General and administrative (276) -3% (266) -3% 4% Freight (922) -10% (913) -9% 1% Operating Profit 2,506 26% 4,202 42% -40% Cost of sales (7,108) -74% (5,879) -58% 21% Domestic Sales 995 10% 912 9% 9% Income Statement - Consolidated (R$ million) 2016 2015 2016 vs 2015 R$ AV% R$ AV% (%) EBITDA margin pro-forma 804 36% 758 37% 1,623 54% 6% -50% Tax Credits/Reversal of provision for contingencies 2 0% (9) 0% (5) 0% - - EBITDA adjusted (*) 804 32% 758 33% 1,623 54% 6% -50% Fixed Assets disposals 9 0% 11 0% (151) -5% -13% -106% EBITDA 667 26% 724 31% 1,746 59% -8% -62% Equity (0) 0% (0) 0% (0) 0% -77% 75% Net Income (Loss) attributable to non-controlling equity interest 1 0% 3 0% 5 0% -76% -85% Deffered Income taxes expenses 36 1% 9 0% 86 3% 313% -58% Net Income (Loss) (92) -4% 32 1% 910 30% - - Other operating (expenses) income (145) -6% (28) -1% 107 4% 427% - Operating Income (111) -4% 37 2% 1,362 46% - - Financial Result (197) -8% (203) -9% 97 3% -3% - Freight (265) -10% (240) -11% (256) -9% 11% 4% Operating Profit 442 17% 450 20% 1,353 45% -2% -67% Selling and marketing (136) -5% (115) -5% (125) -4% 19% 9% Cost of sales (2,092) -83% (1,849) -80% (1,632) -55% 13% 28% Domestic Sales 226 9% 238 10% 278 9% -5% -19% INCOME STATEMENT - CONSOLIDATED (R$ million) 4Q16 3Q16 4Q15 4Q16 vs 3Q16 4Q16 vs 4Q15 R$ AV% R$ AV% R$ AV% (%) (%)

4Q16 Results Appendix III – Balance Sheet Cash and cash equivalents 2,660 1,134 1,078 Short-term debt 1,138 1,510 1,073 Derivative instruments 257 200 27 Trade Accounts Payable 1,867 1,343 668 Inventories 1,638 1,788 1,571 Tax Liability 86 138 564 Others 150 191 168 Others 122 113 90 NON CURRENT 4,759 4,668 5,782 NON CURRENT 16,600 14,223 13,663 Derivative instruments 242 315 274 Accrued liabilities for legal proceedings 190 186 165 Recoverable taxes 1,718 1,610 1,512 Derivative instruments 235 268 826 Assets avaiable for sale 598 598 598 Others 274 238 253 Property, plant & equipment , net 13,107 11,991 9,433 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,576 4,584 4,506 Statutory Reserve 2,422 2,907 1,378 Treasury stock (10) (10) (10) TOTAL SHAREHOLDERS' EQUITY 13,818 14,329 12,815 20 TOTAL ASSETS 34,440 32,067 29,434 TOTAL LIABILITIES 34,440 32,067 29,434 Equity attributable to non-controlling interests 67 68 63 Equity valuation adjustment 1,600 1,626 1,640 Biological assets 4,352 4,324 4,115 Capital Reserve 11 10 15 Investments 130 117 138 Equity attributable to shareholders of the Company 13,751 14,262 12,752 Others 319 310 300 Fostered advance 664 641 631 Assets avaiable for sale 477 477 477 Deferred income taxes 1,211 1,123 2,399 Deferred income taxes , net 409 372 271 Marketable securities 6 71 68 Long-term debt 15,014 12,683 11,671 Recoverable taxes 144 224 462 Dividends and Interest attributable to capital payable 397 4 86 Trade accounts receivable, net 635 475 742 Payroll and related charges 168 156 171 Securities 2,033 2,372 1,412 Derivative Instruments 246 251 303 BALANCE SHEET (R$ million) ASSETS Dec/16 Sep/16 Dec/15 LIABILITIES Dec/16 Sep/16 Dec/15 CURRENT 7,517 6,383 5,461 CURRENT 4,023 3,514 2,955

4Q16 Results Appendix IV – Cash Flow (+) Depreciation, depletion and amortization 581 484 482 1,983 1,892 (+) Change in fair value of derivative financial instruments (18) 31 (59) (701) 830 (+) Fair value of biological assets 104 - (155) 212 (185) (+) Interest and gain and losses in marketable securities (67) (62) (64) (186) (129) (+) Impairment of recoverable ICMS 22 33 187 97 248 (+) Program Stock Options Decrease (increase) in assets 1 1 4 (4) 12 Inventories 94 (31) 6 (47) (214) Other assets/advances to suppliers 15 (62) (36) (54) (86) Trade payable 508 414 (24) 1,214 (67) Payroll, profit sharing and related charges 12 30 23 (3) 36 Cash provided by operating activities Interest paid (247) (93) (141) (606) (406) Acquisition of property, plant and equipment and intangible assets and forests (1,707) (1,642) (1,104) (6,088) (2,357) Marketable securities, net 414 (88) (112) (539) (714) Derivative transactions settled (5) (36) (114) (145) (420) Capital Increase - (1) - (3) - Others - - - - (0) Borrowings 2,516 1,745 1,123 7,742 3,088 Dividendos pagos (2) (0) (1,998) (306) (2,148) Effect of exchange rate changes on cash and cash equivalents (26) 0 (112) (155) 305 Cash and cash equivalents at beginning of year 1,134 665 2,597 1,078 461 21 Cash and cash equivalents at end of year 2,660 1,134 1,078 2,660 1,078 Net increase (decrease) in cash and cash equivalents 1,526 469 (1,519) 1,582 617 Other (0) (1) 9 (4) 8 NET CASH USED IN FINANCING ACTIVITIES 1,943 1,287 (1,572) 4,685 (853) Repayments - principal amount (571) (457) (705) (2,747) (1,801) NET CASH USED IN INVESTING ACTIVITIES (1,348) (1,777) (1,152) (6,871) (3,315) Cash flows from financing activities Subsidiary incorporation - Fibria Innovations - - - - (12) Acquisition of interest in subsidary (13) - (20) (13) (20) Proceeds from sale of property, plant and equipment 4 3 176 13 208 Advances for acquisition of timber from forestry partnership program (41) (13) 22 (94) (1) Income taxes paid (16) (67) (25) (106) (76) NET CASH PROVIDED BY OPERATING ACTIVITIES 958 959 1,316 3,924 4,479 Cash flows from investing activities Interest received 57 33 48 166 108 Other payable 4 7 (53) 29 (18) Taxes payable (62) 93 (109) (428) (101) Increase (decrease) in liabilities Recoverable taxes (46) (210) (1) 40 (262) Trade accounts receivable (166) 87 (2) 2 208 (+) Provisions and other 10 (3) 4 16 8 (+) Interest expense 182 175 140 609 470 (+) (Gain)/loss on disposal of property, plant and equipment 9 10 (151) 31 (135) (+) Equity in losses of jointly-venture (0) (0) 0 1 (0) (+) Foreign exchange losses, net 91 49 (120) (1,385) 2,507 INCOME (LOSS) BEFORE TAXES ON INCOME (111) 37 1,362 3,044 (161) Adjusted by UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million) 4Q16 3Q16 4Q15 2016 2015

4Q16 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction No. 527/2012) (+/-) Financial results, net 197 203 (97) (+) Depreciation, amortization and depletion 581 484 482 (+) Equity (0) (0) 0 (+/-) Loss (gain) on disposal of property, plant and equipment 9 11 (151) (-) Tax credits/reversal of provision for contingencies 2 (9) (5) EBITDA is not a standard measurement defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents its adjusted EBITDA, in accordance with CVM Instruction No. 527 of October 4, 2012, adding or subtracting from that amount any equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debts and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or as an indicator of liquidity for the periods shown. 22 EBITDA Adjusted 804 758 1,623 (+) Accrual for losses on ICMS credits 22 33 187 (-) Fair Value of Biological Assets 104 - (155) EBITDA 667 724 1,746 (+) Taxes on income (19) 5 452 Adjusted EBITDA (R$ million) 4Q16 3Q16 4Q15 Income (loss) of the period (92) 32 910

4Q16 Results

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction No. 527/2012)

Adjusted EBITDA (R$ million)	4Q16	3Q16	4Q15
Income (loss) of the period	(92)	32	910
(+/-) Financial results, net	197	203	(97)
(+) Taxes on income	(19)	5	452
(+) Depreciation, amortization and depletion	581	484	482
EBITDA	667	724	1,746
(+) Equity	(0)	(0)	0
(-) Fair Value of Biological Assets	104	-	(155)
(+/-) Loss (gain) on disposal of property, plant and equipment	9	11	(151)
(+) Accrual for losses on ICMS credits	22	33	187
(-) Tax credits/reversal of provision for contingencies	2	(9)	(5)
EBITDA Adjusted	**804**	**758**	**1,623**

EBITDA is not a standard measurement defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents its adjusted EBITDA, in accordance with CVM Instruction No. 527 of October 4, 2012, adding or subtracting from that amount any equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debts and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or as an indicator of liquidity for the periods shown.

22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO